[redacted]

08027498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Capital (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600, 520-5 avenue SW
(No. and Street)

Calgary, (City) AB, Canada (State) T2P 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Peck, CFO, FINOP 403-292-0662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

111 5 avenue SW Suite 3100 Calgary, AB T2P 5L3 Canada
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/12/08

OATH OR AFFIRMATION

I, Nancy Peck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jennings Capital (USA) Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KATHLEEN E. WELLS
BARRISTER & SOLICITOR

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jennings Capital (USA) Inc.

Financial Statements
December 31, 2007
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 27, 2008

Independent Auditors' Report

To the Board of Directors of
Jennings Capital (USA) Inc.

We have audited the accompanying statement of financial condition of **Jennings Capital (USA) Inc.** ("the Company") as of December 31, 2007 and the related statements of income and retained earnings, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jennings Capital (USA) Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Jennings Capital (USA) Inc.

Statement of Financial Position

For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 $
Assets	
Current assets	
Cash	1,241,275
Due from parent	12,558
Prepaid expenses	15,450
	1,269,283
Deferred pre-operating costs (note 3)	106,513
	1,375,796
Liabilities	
Current liabilities	
Accounts payable	18,855
Income taxes payable	74,711
	93,566
Shareholders' Equity	
Capital stock (note 4)	1,150,100
Retained earnings	132,130
	1,282,230
	1,375,796

Jennings Capital (USA) Inc.

Statements of Operations, Comprehensive Income and Retained Earnings

For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 $
Revenue	
Underwriting fees	614,041
Commission income	550,870
Other income	33,065
	1,197,976
Expenses	
General and administrative	910,989
Amortization of deferred charges	29,146
	940,135
Income (loss) before taxes	257,841
Income tax expense	
Current	74,711
Net income	183,130
Retained earnings (deficit) – Beginning of year	(51,000)
Retained earnings (deficit) – End of year	132,130

Jennings Capital (USA) Inc.

Statement of Cash Flows

For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 $
Cash provided by (used in)	
Operating activities	
Net income (loss) for the year	183,130
Items not affecting cash	
Amortization of deferred pre-operating costs	29,146
	212,276
Change in non-cash working capital	37,595
	249,871
Investing activities	
Deferred pre-operating costs	(14,394)
Financing activities	
Issuance of common shares	500,000
Change in cash during the year	735,477
Cash – Beginning of year	505,798
Cash – End of year	1,241,275

During the year, no cash taxes were paid and net cash interest of $29,716 was received.

Jennings Capital (USA) Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 $
Income for the year and increase in shareholder's equity	683,130
Shareholder's equity – Beginning of year	599,100
Shareholder's equity – End of year	1,282,230

Jennings Capital (USA) Inc.

Statement of Changes in Liabilities

For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 $
Subordinated loans – Beginning of year	-
Increases during the year	
Subordinated loans	-
Subordinated loans – End of year	-

Jennings Capital (USA) Inc.

Notes to Financial Statements

December 31, 2007

(expressed in U.S. dollars)

1 Basis of Presentation

The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America under the provisions of rule 17a-5 of the Securities Exchange Commission (the "SEC"). These statements are intended soley for the use of regulators as described on rule 17a-5 of the SEC.

Jennings Capital (USA) Inc. ("JCIUSA") operates as an investment dealer. JCIUSA is a member of Financial Industry Regulatory Authority ("FINRA"). JCIUSA is subject to regulation by FINRA. Under FINRA regulations, JCIUSA is required to maintain a minimum net capital. JCIUSA currently meets the capital requirements of FINRA.

2 Significant accounting policies

a) Securities

Securities transactions and related revenues are recorded on a trade date basis.

b) Revenue recognition

New issues revenue is recorded on closing of the transaction. Commission revenue is recorded on a trade date basis.

c) Income taxes

JCIUSA follows the liability method of accounting for income tax in accordance with the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized using applicable enacted or substantively enacted income tax rates, attributable to differences between the financial statement carrying values and their respective income tax bases. The effect of a change in tax rates on future income tax liabilities and assets is included in income in the period of change. Future income tax assets are calculated and if realization is not considered "more likely than not", a valuation allowance is provided.

d) Management estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(expressed in U.S. dollars)

e) Deferred pre-operating costs

Deferred pre-operating costs are being amortized on a straight line basis over five years commencing in the month the deferred charge was incurred.

3 Deferred pre-operation costs

Deferred pre-operation costs incurred to start up JCIUSA. These costs are amortized straight-line over five years, which is the expected period of benefit for these expenditures.

		2007
Cost $	Accumulated amortization $	Net $
147,304	40,791	106,513

4 Capital stock

The following share capital has been authorized:

Unlimited Class C common shares. These shares have voting rights and are eligible for dividends as determined by the Board of Directors.

	2007	
	Number of shares	Amount $
Class C common shares		
Outstanding – Beginning of year	103	650,100
Issued	1	500,000
Outstanding – End of year	104	1,150,100

5 Financial instruments

JCIUSA's transactions are executed primarily on behalf of financial institutions including mutual funds, banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the company may be required to discharge the obligations of the non-performing party and, in such circumstances, the company may sustain a loss. These exposures are generally of short duration and there is no significant concentration of credit risk held with any one institution. JCIUSA does not anticipate non-performance by the counterparties.

(expressed in U.S. dollars)

The company's financial assets and liabilities include cash, receivables and accounts payable. The fair value approximates the carrying value of these items due to their current nature.

6 Related party transactions

At December 31, 2007, Jennings Capital Inc. ("JCI") owned 100% of the outstanding common shares of the Company. The Company paid JCI $828,237 in management fees for payouts and other indirect costs. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration agreed to by the related parties.

7 Net capital

At December 31, 2007, JCIUSA had net capital of $1,147,609, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $897,609.

8 Financial instruments with off balance sheet risk and Concentration of credit risk

JCI's transactions are collateralize and executed primarily on behalf of financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and , in such circumstances, the Company may sustain a loss. The Company does not anticipate non-performance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Jennings Capital (USA) Inc.

Supplementary Schedule 1

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 **$**
Shareholder's equity	1,282,230
Subordinated loans	-
	1,282,230
Less:	
Due from parent	12,558
Prepaid expenses	15,450
Deferred pre-operating costs	106,513
Haircut on foreign currency positions	100
	134,621
Net capital pursuant to Rule 15c3-1	1,147,609
Minimum net capital	(250,000)
Excess net capital	897,609

There are no material differences between the Computation of Net Capital under Rule 15c3-1 in this Annual Report and the corresponding Part II filing of Jennings Capital (USA) Inc.

JENNINGS
CAPITAL
(USA) INC.

February 27, 2008

To Whom It May Concern:

Re: Form X-17A-5, Part III (n)

Jennings Capital (USA) Inc. reports there are no material inadequacies found to exist or found to have existed since December 31, 2006.

Yours truly,

Nancy Peck, CFO
Jennings Capital (USA) Inc.

Suite 2600, 520 - 5th Avenue S.W., Calgary, Alberta, Canada T2P 3R7 Phone: 403.292.0970 Fax: 403.292.0979
www.jenningscapital.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
Jennings Capital (USA) Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Jennings Capital (USA) Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

PRICEWATERHOUSECOOPERS

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
February 27, 2008

END